October 17, 2012

VIA OVERNIGHT DELIVERY
Mara L. Ransom	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Restoration Hardware Holdings, Inc.
Registration Statement on Form S-1

File No. 333-176767

Dear Ms. Ransom:

On behalf of Restoration Hardware Holdings, Inc. (the “Company”) and pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, we are providing for your review, on a supplemental basis, the following information, with marked changes against the as-filed version of the Registration Statement, which the Company expects to disclose in a subsequent amendment to the above-referenced Registration Statement. The Company is requesting confidential treatment on portions of the disclosure due to its sensitive nature.

Risk Factors (page 31 of the Registration Statement)

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There are claims made against us or our management from time to time that can result in litigation or regulatory proceedings which could distract management from our business activities and result in significant liability.

From time to time we and our management are involved in litigation, claims and other proceedings relating to the conduct of our business, including but not limited to consumer protection class action litigation, claims related to our business, including claims related to our collection of reproductions, or employment practices and claims of intellectual property infringement. In addition, from time to time, we are subject to product liability and personal injury claims for the products that we sell and the stores we operate. Subject to certain exceptions, our purchase orders generally require the vendor to indemnify us against any product liability claims; however, if the vendor does not have insurance or becomes insolvent, we may not be indemnified. In addition, we could face a wide variety

Confidential Treatment Requested by Restoration Hardware Holdings, Inc.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 17, 2012

of employee claims against us, including general discrimination, privacy, labor and employment, ERISA and disability claims. Any claims could also result in litigation against us and could also result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business, including the United States Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and which could require significant management time. [            ]* Litigation and other claims and regulatory proceedings against us or our management could result in unexpected expenses and liability and could also materially adversely affect our operations and our reputation.

Management—Executive Officers (page 103 of the Registration Statement)

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Carlos Alberini joined us as a Co-Chief Executive Officer in June 2010 and was appointed as the sole Chief Executive Officer in     October, 2012. He has also been a director since June 2010. Prior to joining us, he was President and Chief Operating Officer of Guess?, Inc., a publicly traded specialty retailer of apparel and accessories (“Guess”) , from December 2000 to June 2010. From May 2006 to July 2006, Mr. Alberini served as Interim Chief Financial Officer of Guess?, Inc. Mr. Alberini served as a member of the board of directors of Guess?, Inc. from December 2000 to September 2011. From October 1996 to December 2000, Mr. Alberini served as Senior Vice President and Chief Financial Officer of Footstar, Inc., a retailer of footwear. From May 1995 to October 1996, Mr. Alberini served as Vice President of Finance and Acting Chief Financial Officer of the Melville Corporation, a retail holding corporation. From 1987 to 1995, Mr. Alberini was with The Bon-Ton Stores, Inc., an operator of department stores, in various capacities, including Corporate Controller, Senior Vice President, Chief Financial Officer and Treasurer. Prior to that, Mr. Alberini served in various positions at PricewaterhouseCoopers LLP, an audit firm. [            ]* Mr.  Alberini’s employment agreement provides that he will serve as our Chief Executive Officer and as a member of our board of directors. Mr. Alberini was selected to our board of directors because he possesses particular knowledge and experience in retail and merchandising, branded consumer goods, accounting, financing and capital finance, board practices of other large retail companies and leadership of complex organizations. ~~Mr. Alberini’s employment agreement provides that he will serve as our Chief Executive Officer and as a member of our board of directors.~~

In addition, pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, we are providing for your review, on a supplemental basis, the following information regarding the Company’s performance to date in the third quarter which the Company in considering disclosing in a subsequent amendment to the above-referenced Registration Statement, with marked changes against the version previously submitted to the Staff in the Company’s response letter dated October 11, 2012:

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 17, 2012

Prospectus Summary—Recent Developments

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As of ~~,~~September 29, 2012, we had 73 retail stores, consisting of 71 Galleries and 2 full line Design Galleries, and 12 outlet stores throughout the United States and Canada. For the nine-week period from July 29, 2012, the first day of our third quarter of fiscal 2012, to September 29, 2012, we estimate that our net revenues increased by approximately 19.6%, our comparable store sales increased by approximately 27.8% and sales from our direct business increased by approximately 20.7%, in each case compared to the first nine weeks of our third quarter of fiscal 2011. This reflects only the first nine weeks of our third fiscal quarter. Accordingly, we have not begun our normal quarter -end closing and review procedures and there can be no assurance that final results for the ~~full~~ thirteen -week period ~~beginning July 29, 2012 and~~ ending October 27, 2012 will not differ from the results for this nine-week period. The results for this nine-week period represent only a portion of our fiscal quarter, ~~are preliminary, and~~ will be subject to quarter-end closing procedures and/or adjustments and should not be viewed as a substitute for full interim financial statements prepared in accordance with generally accepted accounting principles in the United States and reviewed by our auditors. These preliminary results could change materially and are not necessarily indicative of the results to be achieved for the thirteen-week period ending October 27, 2012, the remainder of fiscal 2012 or any future period. This preliminary financial data has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

On behalf of the Company and in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), we request confidential treatment of this letter. Please promptly inform the undersigned of any request for the above materials or any part thereof, made pursuant to the Freedom of Information Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

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*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 17, 2012

Please do not hesitate to call Gavin Grover at (415) 268-7113 or Stewart McDowell at (415) 393-8322 if you have any questions.

Very truly yours,

/s/ Gavin B. Grover	/s/ Stewart L. McDowell

Gavin B. Grover	Stewart L. McDowell
Morrison & Foerster LLP	Gibson, Dunn & Crutcher LLP

cc:	Carlos E. Alberini, Restoration Hardware Holdings, Inc.
Karen Boone, Restoration Hardware Holdings, Inc.
Robert Babula, Securities and Exchange Commission
Donna Di Silvio, Securities and Exchange Commission
Lisa Kohl, Securities and Exchange Commission

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.